

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Mr. Jerry R. Satchwell
President, Secretary, Treasurer and Director
Theron Resource Group
1596 Gulf Road, Number 34
Point Roberts, Washington   98281

> **Re: Theron Resource Group**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed September 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
> **Filed January 20, 2011**
> **Response Letter Dated March 13, 2011**
> **File No. 000-53845**

Dear Mr. Satchwell:

We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended May 31, 2010

Engineering Comments

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

1.   We note your response to prior comment 7 and that the information requested has been disclosed in your amended filing. We also note your disclosure on page 11 that more detailed information regarding your claims may be found in previous filings, which appears to imply that such information is incorporated by reference into your filing. This information is required to be updated and disclosed annually and may not be incorporated by reference. In your future filings, please review your disclosure and ensure your disclosure is complete and complies with the guidance per Industry Guide 7.

You may contact Donald F. Delaney, at (202) 551-3863, or Sandra Eisen, at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters, or George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the engineering comments. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan M. Horowitz
Branch Chief